

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 31, 2008

Via U.S. Mail

Mr. D. J. Schmalz
Chief Financial Officer
Archer Daniels Midland Company
4666 Faries Parkway Box 1470
Decatur, Illinois 62525

      Re: Archer Daniels Midland Company
             Form 10-K for Fiscal Year Ended June 30, 2007
             Filed August 27, 2007
             Definitive Proxy Statement on Schedule 14A
             Filed September 28, 2007
             File No. 1-00044

Dear Mr. Schmalz:

      We have reviewed your response letter dated February 27, 2008, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2007

General

1.   You state on page 50 of your Form 10-K that you have unconsolidated affiliates located in Africa and Asia, regions that include Sudan, Syria, Iran, and North Korea. Various news reports indicate that you or your subsidiaries have had dealings with or in at least some of these countries. Your filing does not include any specific information regarding contacts with these countries, which are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products or technology that you have provided into the referenced countries, and any agreements, commercial arrangements, or other contacts with their governments or entities controlled by them.

Definitive Proxy Statement on Schedule 14A

Annual Compensation, page 13

2.   We reissue prior comment 6. Supplement your disclosure to clarify why you believe that the three-year weighted average return on net assets is a better measurement tool that more closely correlates to growth in stockholder value than the total business return measure. Also, you have not provided an explanation of why you have weighted each of the three years in the manner described on page 15. We remind you that your compensation discussion and analysis should provide investors with material information that is necessary to an understanding of the company's compensation policies.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Mellissa Campbell Duru, at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Duru
       S. Donahue
       P. Bhaumik